                                                               Robert B. Murphy
                                                     direct dial:  202-220-1454
                                                          murphyr@pepperlaw.com


                                January 24, 2006


VIA EDGAR
---------

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F. Street, NE
Washington, D.C. 20549

ATTN: Jeffrey Riedler, Assistant Director

         Re:  Valera Pharmaceuticals, Inc.:
              Registration Statement on Form S-1
              Amended January 17, 2006
              Commission File No. 333-123288
              -----------------------------------

Dear Mr. Riedler:

     On behalf of Valera Pharmaceuticals, Inc. (the "Company") and as requested during phone discussions with the staff (the "Staff") of the Securities and Exchange Commission on January 18, 2006 and January 23, 2006, we hereby submit supplemental material to the Staff to clarify the Company's response to Item 3 contained in your letter dated December 22, 2005.

     We thank you for your prompt attention to this letter responding to the Staff's comments and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 202.220.1454 or to Dan Liebman at 610.640.7830.

                                Very truly yours,

                                /s/ Robert B. Murphy
                                Robert B. Murphy

cc:  Richard B. Aftanas, Esq.
     Christine Allen

Attachment

Valera Pharmaceuticals, Inc.
Returns and Adjustment By Quarter


-----------------------------------------------------------------------
                                                      Actual Returns &
                                                    Adjustments Related
                         Amount Expensed in            to Period of
Quarter                    Quarter Stated              Original Sale
-----------------------------------------------------------------------
Q4 2004                    $   398,353                 $   283,952
Q1 2005                        535,305                     527,435
Q2 2005                        811,452                     457,049
Q3 2005                        338,679                      69,122
-----------------------------------------------------------------------
       Total 2004-05       $ 2,083,789                 $ 1,337,558
=======================================================================